Exhibit 99.3

COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
DECEMBER 14, 2007

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Friday, December 14, 2007 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to elect five Directors to serve for the ensuing year or until their successors are elected;

2.	to approve the compensation terms of Officers who are also Directors of the Company;

3.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2007;

4.	to empower the Board to amend the Company’s Amended and Restated Articles of Association to effect a reverse stock split of Ordinary Shares at the ratio of one-for-three;

5.	to approve an increase in allotment of Ordinary Shares available under the Company’s pool of options covering its options plans; and

6.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2006.

     Only shareholders who held Ordinary Shares of the Company at the close of business on November 6, 2007 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals.

     All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS GIDEON MANTEL CEO and Chairman of the Board

Netanya, Israel November 8, 2007

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 14, 2007

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Friday, December 14, 2007 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 8, 2007 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.05 nominal value per share (the “Shares”), at the close of business on November 6, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

At the Record Date, 75,471,266 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

PROPOSAL ONE
ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has seven Directors in office. These Directors include Orna Berry and Ofer Segev, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected (in the case of Mr. Segev, reelected) for a three-year term of office on March 29, 2005. The current term of Ms. Berry and Mr. Segev will expire in 2008, and therefore they are not required to stand for reelection at the Annual Meeting. Shareholders are being asked to reelect the five directors listed below. Aviv Raiz’s nomination is in accordance with the terms of the financing round of October 2005, which allow for the investors of that round to propose a director nominee for so long as they continue to own at least 60% of the Shares purchased in that round. Thus, if all of the Company’s nominees are elected, following the Annual Meeting there will be seven members of the Board in office (including the two Outside Directors).

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch
Gideon Mantel	48	Chief Executive Officer and Chairman of the Board
Amir Lev	47	President, Chief Technology Officer and Director
Aviv Raiz(4)(1)	49	Director
Nahum Sharfman(1)(3)(4)	60	Director
Lloyd E. Shefsky(2)(3)(4)	66	Director

There is no familial relationship between any of the Directors or executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Ofer Segev)
(2)	Member of Audit Committee (in addition to Orna Berry and Ofer Segev)
(3)	Member of Nominating Committee (in addition to Orna Berry)
(4)	Determined by the Board to be an independent director pursuant to Nasdaq Marketplace Rule 4200(a)(15). Orna Berry and Ofer Segev are also independent directors of the Company

 Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer, and in December 2006, he was also appointed as the Chairman of the Board. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board at its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com (now known as Shopping.com). Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion - Israel Institute of Technology, Haifa.

Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

As noted above, Orna Berry and Segev are the Company’s Outside Directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2008. Biographical information concerning Ms. Berry and Mr. Segev follows for information purposes only.

Dr. Orna Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30 million. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on high-tech worldwide.

Ofer Segev has been the CFO of Attunity Ltd. since 2003. Prior to his joining Attunity, he served as the CEO for TeleKnowledge, a content commerce platform vendor; and as CFO of Tundo, a developer of an IP-based voice and media services platform. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a B.A. in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Proposal

The shareholders are being asked to elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO
APPROVAL OF COMPENSATION TERMS OF
CERTAIN OFFICERS WHO ARE ALSO DIRECTORS

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Gideon Mantel is both the Chairman of the Board and the Chief Executive Officer of the Company. Amir Lev, who is a Director of the Company, is also the President and Chief Technology Officer of the Company. Therefore, subject to their election as directors, their compensation is subject to this shareholder approval requirement.

Proposal

The shareholders are being asked to approve the compensation terms of these Officers for their services as Officers for calendar year 2008, in the amounts to be presented at the Annual Meeting, as approved by the Audit Committee and Board. This approval will continue in effect for subsequent years as long as such compensation is not increased.

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that the compensation terms for Gideon Mantel and Amir Lev, who are both Officers and Directors of the Company, are hereby approved.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2007. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2007 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2007 is hereby ratified, and the Company’s Board of Directors (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR
APPROVAL OF AMENDMENT TO AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO EFFECT A REVERSE STOCK SPLIT

Background

On October 31, 2007 the Board unanimously adopted resolutions declaring the advisability of and approving, subject to shareholder approval and subsequent Board action, the amendment of the Company’s Amended and Restated Articles of Association (“Articles”) to effect a reverse stock split of all authorized Ordinary Shares of the Company, whether issued or not, at the ratio of one-for-three. Therefore, in accordance with the Articles and the Israel Companies Law, the Board is seeking the approval of shareholders to empower it to effect the reverse stock split of our Ordinary Shares and amend the Articles.

Purpose of Reverse Stock Split

The Board believes, based on the current market price of the Company's Ordinary Shares, that following the reverse stock split the market price of the Ordinary Shares will likely be greater than $5.00.

The anticipated increase in the market price of an Ordinary Share should enhance the acceptability of our Ordinary Shares by the financial community and the investing public.

For example, a variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing with lower priced stocks. Some of these policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that make the handling of lower priced stock economically unattractive to brokers and therefore difficult for holders of stock to manage. The expected increase in the share price of our Ordinary Shares may help alleviate some of these issues.

The structure of trading commissions also tends to have an adverse impact upon holders of lower priced stock because the brokerage commission on a sale of lower priced stock generally represents a higher percentage of the sales prices than the commission on a relatively higher priced issue, which may discourage trading in lower priced stock. The reverse stock split could result in a price level for our Ordinary Shares that may reduce, to some extent, the effect of these policies and practices of brokerage firms and diminish the adverse impact of trading commissions on the market for our Ordinary Shares.

Moreover, the anticipated increase in the market price of an Ordinary Share should enable the Company to meet the standards for listing on the Nasdaq Global Market, which require a minimum bid price of $5.00 per share. Currently, the Company’s Ordinary Shares are traded on the Nasdaq Capital Market, and the Company believes that moving up to the Nasdaq Global Market will also open avenues for exposure to portions of the financial community that are not interested in companies traded on the Nasdaq Capital Market.

Effects of Reverse Stock Split

A reverse stock split refers to a reduction in the number of outstanding shares of a class of a corporation’s share capital, which may be accomplished, as in this case, by reclassifying and combining all of the Company’s outstanding Ordinary Shares into a proportionately smaller number of shares. Each shareholder’s proportionate ownership of our outstanding Ordinary Shares would remain the same, except that no fractional shares will be issued as a result of the reverse stock split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of Ordinary Shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of Ordinary Shares. All Ordinary Shares will remain fully paid and non-assessable.

If this Proposal 4 is approved, then each three outstanding Ordinary Shares, par value NIS 0.05 per share, on the date of the reverse stock split will be converted automatically into one Ordinary Share, par value NIS 0.15 per share. The reverse stock split will also reduce the number of Ordinary Shares authorized for issuance at the same ratio.

In connection with the reverse stock split, it will also be necessary to amend the Company's Articles to increase the authorized share capital of the Company by NIS 1.00 from NIS 8,303,000 to NIS 8,303,001 so that the aggregate authorized share capital of the Company can be divided (without any fractions) following the reverse stock split into 55,353,340 Ordinary Shares, par value NIS 0.15 per share.

Effect on Authorized and Outstanding Shares

The following table illustrates the effects of the reverse stock split on our authorized and outstanding Ordinary Shares as of October 31, 2007 and on our outstanding warrants and options. Fractional amounts have been rounded downward in the table:

	PRIOR TO REVERSE SPLIT	1 FOR 3 REVERSE SPLIT
Authorized Share Capital	NIS 8,303,000 divided into 166,060,000 Ordinary Shares, par value NIS 0.05 per share	NIS 8,303,001 divided into 55,353,340 Ordinary Shares, par value NIS 0.15 per share
Ordinary Shares:
Outstanding Shares	75,207,151	25,069,050
Issuable on exercise of warrants	3,439,512	1,146,504
Issuable on exercise of options outstanding (as opposed to vested options, which total 6,304,631)	11,107,052	3,702,350

Effect on Outstanding Options and Warrants

The reverse stock split, when implemented, will affect the outstanding options and warrants to purchase our Ordinary Shares, which contain anti-dilution provisions. All of our option plans and outstanding warrants include provisions requiring appropriate adjustments to the number of Ordinary Shares covered by the warrants, plans and by stock option grants under those plans, as well as option exercise prices. For example, following the reverse stock split, each of our outstanding stock options will have the right to purchase one-third as many Ordinary Shares (with all fractional options which are one-half options or more being increased to the next higher whole number of options and all fractional options which are less than one-half options being decreased to the next lower whole number of options) and the exercise price per share will be three times the previous exercise price. Further, the number of Ordinary Shares reserved for issuance under our existing stock option plans will be reduced by the same ratio.

No Fractional Shares

No fractional Ordinary Shares will be issued in connection with the reverse stock split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of Ordinary Shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of Ordinary Shares. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other right except as described above. The terms of our stock option plans do not require us to, and we therefore would not expect to, pay cash to option holders in lieu of any fraction of a share issuable upon the exercise of an option.

Implementation of Reverse Stock Split; Amendment to Articles

If our shareholders approve this Proposal 4, we will file amended Articles with the Registrar of Companies for the State of Israel in order to give effect to the reverse stock split.

 Possible Disadvantages of Reverse Stock Split

Even though our Board believes that the potential advantages of a reverse stock split outweigh any disadvantages that might result, the following are some of the possible disadvantages of a reverse stock split:

The reduced number of Ordinary Shares resulting from a reverse stock split could adversely affect the liquidity of our Ordinary Shares.

A reverse stock split could result in a significant devaluation of our market capitalization and our share price, on an actual or an as-adjusted basis, based on the experience of other companies that have implemented reverse stock splits.

A reverse stock split may leave certain shareholders with one or more “odd lots,” which are share holdings in amounts of less than 100 shares of our Ordinary Shares. These odd lots may be more difficult to sell than holdings of our Ordinary Shares in even multiples of 100. Additionally, any reduction in brokerage commissions resulting from the reverse stock split, as discussed above, may be offset, in whole or in part, by increased brokerage commissions required to be paid by shareholders selling odd lots created by the reverse stock split.

There can be no assurance that the market price per new share of our Ordinary Shares after the reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our Ordinary Shares outstanding before the reverse stock split. For example, based on the market price of our Ordinary Shares on October31, 2007 of $2.37 per share, if the shareholders approve this Proposal 4, there can be no assurance that the post-split market price of our Ordinary Shares would be $7.11 per share or greater. Accordingly, the total market capitalization of our Ordinary Shares after the proposed reverse stock split may be lower than the total market capitalization before the proposed reverse stock split and, in the future, the market price of our Ordinary Shares following the reverse stock split may not exceed or remain higher than the market price prior to the proposed reverse stock split.

While the Board of Directors believes that a higher share price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our Ordinary Shares may not necessarily improve.

If the reverse stock split is effected and the market price of our Ordinary Shares declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our Ordinary Shares, however, will also be based on our performance and other factors, which are unrelated to the number of shares outstanding. Furthermore, the liquidity of our Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Exchange of Share Certificates

If this proposal is approved, we will instruct our transfer agent to act as our exchange agent and to act for holders of Ordinary Shares in implementing the exchange of their certificates.

Commencing on the effective date of a reverse stock split, shareholders will be notified and requested to surrender their certificates representing their holdings of our Ordinary Shares to the exchange agent in exchange for certificates representing post-reverse split Ordinary Shares. One new Ordinary Share will be issued in exchange for each three pre-split Ordinary Shares presently issued and outstanding. Beginning on the effective date of a reverse stock split, each certificate representing shares of our Ordinary Shares will be deemed for all corporate purposes to evidence share ownership of our post-reverse split Ordinary Shares. Holders of warrants exercisable for our Ordinary Shares may not be requested to exchange those securities in connection with a reverse stock split. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Proposal

The shareholders are being asked to empower the Board, at its discretion, to amend the Articles, and to authorize the implementation of the reverse stock split as described in this Proposal Four. The proposed amendment to Section 3.1 of the Articles is as follows:

“3.1. The authorized share capital of the Company is NIS 8,303,001 divided into fifty-five million three hundred fifty three thousand three hundred and forty (55,353,340) Ordinary Shares of nominal value NIS 0.15 per share (“Ordinary Shares”).”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FIVE
APPROVAL OF INCREASE IN ALLOTMENT OF SHARES AVAILABLE UNDER THE POOL OF OPTIONS COVERING THE COMPANY’S OPTIONS PLANS

Background

Option grants continue to be an integral part of the compensation terms offered to employees, both in terms of retention of current employees and enticing prospective employees to join the Company. Furthermore, option grants form the only compensation paid to Company directors.

All of the Company’s stock option plans are covered under one pool of options which, as of the date of this Proxy, has available for issuance approximately 2,106,803 options exercisable into a like number of Shares. According to the Company’s estimates, and taking into account grants to be issued towards the end of this year and the likelihood of an increase in personnel during 2008, there may be a need for additional options to be available for grant. The pool of options was last increased at the annual meeting of shareholders held on December 15, 2006, at which shareholders approved the adoption of the Company’s 2006 U.S. Stock Option Plan, covering 3,000,000 Shares.

Nasdaq Marketplace Rule 4350(i)(1)(A) requires shareholder approval for material changes to a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

Proposal

Shareholders are also being asked to approve an increase in the shares allotted to the pool of options by 1,500,000 Shares (on a pre-split basis).

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2006

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2006. The Annual Report on Form 20-F of the Company for the year ended December 31, 2006, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the Annual Meeting.

Dated: November 8, 2007